July 17, 2009
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler
Assistant Director

Re:	Cumberland Pharmaceuticals Inc.
Form S-1 Registration Statement
File No. 333-142535
Ladies and Gentlemen:
     We represent Cumberland Pharmaceuticals Inc. (the “Company”) in connection with its filing of a Registration Statement on Form S-1 (File No. 333-142535). In response to Comment No. 48 of a comment letter of the Commission Staff dated June 8, 2007, we submitted letters dated June 22 and June 29, 2007, in which we provided a reconciliation of the difference between the strike price of stock options granted by the Company in 2007 and what we anticipated to be the range of value of the Company’s stock to be sold to investors in the public offering that year. In anticipation of similar concerns in regard to options granted by the Company in 2009, we are providing this supplemental letter.
     The Company’s board of directors determined the fair market value of the Company’s common stock to be $13.00 per share in January 2009. The board made this determination based, in part, upon a December 2008 analysis by the firm of Morgan Joseph & Co. Inc. In its analysis, Morgan Joseph applied a valuation methodology based on projected free cash flows and trading multiples of comparable public companies, taking into account that there was no public trading market for the Company’s common stock. In January and February 2009, the Company issued options to purchase 108,340 shares of common stock at a per-share exercise price of $13.00, the fair market value per share. On February 16, 2009, the Company issued options to exercise 30,000 shares at 110% of the fair market value, or $14.30 per share, to one shareholder who beneficially owned more than 10% of the total combined voting power of all classes of stock of the Company.

Adams And Reese llp
United States Securities and Exchange Commission
July 17, 2009

     Amendment 19 of the Company’s Registration Statement contains an expected price range for the offering of $19.00 to $21.00 per share. The difference in value between the exercise prices for options issued in January and February 2009 and the price range estimated in Amendment 19 is attributable to several factors:

➢	In June 2009, the FDA approved Caldolor, which we believe is our most significant product opportunity to date, for treatment of pain and fever, and a marketing launch of Caldolor is imminent and expected to occur later this year.

➢	Sales of Acetadote have continued to increase.

➢	The Company has continued development of new products and new markets for existing products.
     Another factor in the valuation difference between January 2009 and July 2009 is that the price per share of Cadence Pharmaceuticals Inc., a listed company with a pharmaceutical product under development for treatment of pain and fever and a comparable company to the Company, has increased more than 50%, year-to-date in 2009.
     The higher price range for the IPO also reflects improvement in general stock market conditions, as reflected in the increases in the market indices during the past seven months. The NASDAQ Composite Index and Standard and Poor’s 500 Composite Stock Price Index have risen 20.2% and 5.7%, respectively, year-to-date in 2009. In addition, the IPO market, although choppy, has shown the ability to finance companies and is slowly opening.
     We would welcome the opportunity to discuss any questions you may have with the Commission staff. I can be reached, at your convenience, at (615) 259-1450. In my absence, please ask to speak with Virginia Boulet.

Sincerely yours,

ADAMS AND REESE LLP

/s/ Martin S. Brown, Jr.

cc:	Rose Zukin, Esq., United States Securities and Exchange Commission
Suzanne Hayes, Esq., United States Securities and Exchange Commission
A.J. Kazimi, Cumberland Pharmaceuticals Inc.
Donald J. Murray, Esq., Dewey & LeBoeuf LLP, Counsel to the underwriters